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                             Exhibit 12
             Statements of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

                                               September 30,
                                  -------------------------------------
                                      1995         1994         1993
                                  -------------------------------------

Computation of Earnings:
  Income before income taxes
    and extraordinary item        $11,278,362  $ 8,798,522  $ 7,351,970
Add:
  Interest expense                 32,732,917   25,116,914   29,011,595
                                  -----------  -----------  -----------

Earnings as adjusted              $44,011,279  $33,915,436  $36,363,565
                                  ===========  ===========  ===========

Computation of Fixed Charges:(a)
  Interest expense (including
    amortization of debt
    expense)                      $32,732,917  $25,116,914  $29,011,595
  Preferred stock dividends(b)      1,207,166    1,296,372      777,011
                                  -----------  -----------  -----------
                                  $33,940,083  $26,413,286  $29,788,606
                                  ===========  ===========  ===========

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends                        1.30x        1.28x        1.22x
                                  ===========  ===========  ===========

(a) No portion of rental expense could be demonstrated to be representative of the interest factor, and therefore none is included in fixed charges.

(b) Preferred stock dividends have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.


















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